

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

October 7, 2015

Via E-mail
Symeon Palios
Chairman and Chief Executive Officer
Diana Containerships Inc.
Pendalis 18, 175 64 Palaio Faliro
Athens, Greece

> **Re: Diana Containerships Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed March 23, 2015**
> **File No. 001-35025**

Dear Mr. Palios:

We refer you to our comment letter dated August 19, 2015, regarding business contacts with Iran, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Gary J. Wolfe, Esq.
Seward & Kissel, LLP

Anne Nguyen Parker
Assistant Director
Division of Corporation Finance